STRATASYS LTD.

7665 Commerce Way	2 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
952.937.3000	Rehovot 76124, Israel
+972.74.745.4300

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Time and Date of
Meeting	2:00 p.m. U.S. Central Time, on June 21, 2013

Place of Meeting	Stratasys U.S. Corporate Headquarters
7665 Commerce Way
Eden Prairie, Minnesota

Items of Business	(1)	To approve an amendment to our Amended and Restated Articles of Association (our “Articles of Association”) to increase the number of directors constituting our Board of Directors (the “Board”) from nine to ten by adding an unclassified director and to make conforming changes to the Articles of Association.
	(2)	Contingent upon approval of Proposal (1), to (i) elect Ms. Ziva Patir, who qualifies as an unaffiliated director under the Israeli Companies Law 5759-1999, to serve as the unclassified director of our Company and (ii) approve the terms of her compensation.
	(3)	To approve the terms of the compensation of Mr. Edward J. Fierko, Mr. John J. McEleney, and Mr. Clifford H. Schwieter, as directors of our Company.
	(4)	To approve the terms of up to four (4) grants of options to purchase 100,000 ordinary shares, nominal value New Israeli Shekel (“NIS”) 0.01 per share, of Stratasys Ltd. (“ordinary shares”), each to Mr. S. Scott Crump, our Chairman and Chief Innovation Officer, as of the date of the Annual Meeting and on the first three (3) anniversaries thereof, provided that he then remains employed as our Chief Innovation Officer.
	(5)	To approve a cash bonus in the amount of NIS 460,000 (approximately $127,000) to be paid to Mr. David Reis, our Chief Executive Officer, in respect of his performance for the year ended December 31, 2012, as determined by our Board pursuant to its discretionary authority under Mr. Reis’ existing employment agreement.
	(6)	To approve an increase in the coverage under our directors and officers liability insurance policy to an aggregate maximum coverage of $60 million and an additional $15 million for A-Side coverage for directors and officers.
	(7)	To approve an amendment to our Articles of Association to increase the number of ordinary shares we are authorized to issue from 60 million ordinary shares to 180 million ordinary shares and correspondingly increase the share capital of our Company from NIS 600,000 to NIS 1,800,000.
	(8)	To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors for the year ending December 31, 2013 and until our next annual general meeting of shareholders, and to authorize our Board (upon recommendation of our audit committee of the Board) to fix their remuneration.

At the Annual Meeting, we will also discuss our financial statements for the year ended December 31, 2012 and transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

Our Board recommends a vote: FOR the amendment of our Articles of Association to increase the number of directors to ten by adding an unclassified director; FOR the election of Ms. Patir as the unclassified director of our Company and the approval of the terms of her compensation; FOR the terms of the compensation of Messrs. Fierko, McEleney and Schwieter as directors of our Company; FOR the approval of the terms of grants of options to Mr. Crump; FOR the approval of the payment of a cash bonus to Mr. Reis for the year ended December 31, 2012; FOR the increase in the amount of our directors and officers liability insurance coverage; FOR the amendment of our Articles of Association to increase the number of ordinary shares authorized to be issued to 180 million ordinary shares and the share capital to NIS 1,800,000; and FOR the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors for the year ending December 31, 2013.

Record Date	You are entitled to vote if you were a shareholder as of the close of business on May 20, 2013.

Voting	The vote of all Stratasys shareholders is important regardless of whether they attend the Annual Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own. In particular, we note that the approval of Proposal (1), which is critical to our continued functioning in compliance with Israeli corporate law, requires a supermajority constituting 75% of the total voting power of our Company, and we therefore need the participation of as many shareholders as possible to achieve that supermajority. You may vote shares that you own directly in person by attending the Annual Meeting. You may also vote shares that you own directly by proxy by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish, you may attend the Annual Meeting and vote in person even if you have previously signed a proxy. If a broker, trustee or nominee holds your shares, you may instruct them on how you want your shares voted. Specific instructions to be followed in order to vote are set forth on the enclosed proxy card or voting instruction form provided by your broker, trustee or nominee.

By Order of the Board

S. Scott Crump
Chairman of the Board

Eden Prairie, Minnesota
May 24, 2013

This Notice of Annual General Meeting of Shareholders, Proxy Statement and form of proxy are first being distributed on or about May 24, 2013.

i

Proposal 8. Appointment of Independent Auditors and Authorization of Our Board
to Fix Their Remuneration	21
Proposed Resolution	21
Required Vote	21
Consideration of Financial Statements	22
Additional Information	22
Appendix A. Text of Amendments to Stratasys Ltd. Articles of Association Pursuant to
Proposal 1 at the 2013 Annual Meeting	A-1
Appendix B. Text of Amendment to Stratasys Ltd. Articles of Association Pursuant to
Proposal 7 at the 2013 Annual Meeting	B-1

ii

STRATASYS LTD.

7665 Commerce Way	2 Holtzman Street
Eden Prairie, Minnesota 55344-2020	Science Park, P.O. Box 2496
952.937.3000	Rehovot 76124, Israel
+972.74.745.4300

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 21, 2013

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND
THE ANNUAL GENERAL MEETING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed form of proxy because our Board is soliciting your proxy to vote your shares at the Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at 2:00 p.m., U.S. Central Time, on June 21, 2013, at our U.S. Headquarters, 7665 Commerce Way, Eden Prairie, Minnesota.

What items of business will be voted on at the Annual Meeting?

(1)	The approval of an amendment to our Amended and Restated Articles of Association (our “Articles of Association”) to increase the number of directors constituting our Board of Directors (the “Board”) from nine to ten by adding an unclassified director and to make conforming changes to our Articles of Association.
(2)	Contingent upon the approval of Proposal (1), the (i) election of Ms. Ziva Patir, who qualifies as an unaffiliated director under the Israeli Companies Law 5759-1999 (the “Companies Law”), to serve as the unclasssified director of our Company, and (ii) approval of the terms of her compensation.
(3)	The approval of the terms of the compensation of Mr. Edward J. Fierko, Mr. John J. McEleney, and Mr. Clifford H. Schwieter as directors of our Company.
(4)	The approval of the terms of up to four (4) grants, each consisting of options to purchase 100,000 ordinary shares, nominal value New Israeli Shekel (“NIS”) 0.01 per share (“ordinary shares”) of our Company, to Mr. S. Scott Crump, our Chairman and Chief Innovation Officer, as of the date of the Annual Meeting and on the first three (3) anniversaries thereof, provided that he remains employed as our Chief Innovation Officer.
(5)	The approval of a cash bonus in an amount of NIS 460,000 (approximately $127,000) to be paid to Mr. David Reis, our Chief Executive Officer, in respect of his performance for the year ended December 31, 2012, as determined by the Board pursuant to its discretionary authority under Mr. Reis’ existing employment agreement.
(6)	The approval of an increase in the coverage under our directors and officers liability insurance policy to aggregate maximum coverage of $60 million and an additional $15 million for A-Side coverage for directors and officers.
(7)	The approval of an amendment to our Articles of Association to increase the number of ordinary shares we are authorized to issue from 60 million ordinary shares to 180 million ordinary shares and a corresponding increase in our share capital from NIS 600,000 to NIS 1,800,000.
(8)

The re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors for the year ending December 31, 2013 and until our next annual general meeting of shareholders, and the authorization of our Board (upon recommendation of our audit committee of the Board) to fix their remuneration.

At the Annual Meeting, we will also discuss our financial statements for the year ended December 31, 2012, although that will not involve a vote of our shareholders. We will also transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

How does the Board recommend that I vote?

Our Board recommends that you vote:

  FOR the amendment to our Articles of Association to increase the number of directors to ten by adding an unclassified director;

  FOR the election of Ms. Patir as the unclassified director of our Company and the approval of the terms of her compensation;

  FOR the terms of the compensation of Messrs. Fierko, McEleney and Schwieter as directors of our Company;

  FOR the approval of the terms of grants of options to Mr. Crump;

  FOR the approval of the payment of a cash bonus to Mr. Reis for the year ended December 31, 2012;

  FOR the increase in our directors and officers liability insurance coverage;

  FOR the amendment to our Articles of Association to increase the number of ordinary shares authorized to be issued to 180 million and to correspondingly increase our authorized share capital from NIS 600,000 to NIS 1,800,000; and

  FOR the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors for year ending December 31, 2013, and the authorization of our Board (upon recommendation of our audit committee of the Board) to fix their remuneration.

What is the quorum required in order to conduct business at the Annual Meeting?

Under our Articles of Association, a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least a majority of the voting rights in our Company. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder. If within half an hour after the time appointed for the meeting, a quorum is not present, without there being an obligation to notify the shareholders to that effect, the meeting will be adjourned to the same day, in the following week, at the same hour and at the same place or to a later time and date if so specified in the notice of the meeting. If such day falls on a statutory holiday (either in Israel or in the U.S.), the meeting will be adjourned to the first business day afterwards that is not a statutory holiday. At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

What are the voting requirements to approve the proposals presented and how are votes counted?

Minimally, the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

However, above and beyond requiring approval by an ordinary majority of shares present and voting, Proposal 1, the approval of an amendment to our Articles of Association to increase the number of directors constituting our Board from nine to ten by adding an unclassified director, requires approval by a supermajority constituting 75% of the total voting power of our Company. Under our Articles of Association, the number and identity of directors in effect at December 1, 2012, the effective time of the merger between Stratasys, Inc. and Objet Ltd. (the “Merger”), are required to remain unchanged for an initial term ending on December 1, 2014. This proposed amendment to our Articles of Association would change that provision to increase the number of directors constituting our Board from the nine directors in place at the Effective Time of the Merger to ten. Under our Articles of Association, that provision can therefore only be amended by a vote of a supermajority constituting 75% of the total voting power of our Company. As described below in this proxy statement, approval of Proposal 1 (and Proposal 2) is critical to our ability to achieve our business objectives while maintaining compliance with Israeli corporate law. We therefore urge shareholders to participate in approval of this proposal in order to ensure that the required supermajority is achieved.

Furthermore, Proposals 2, 3, 4, 5 and 6 require that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

  the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer. A “personal interest” of a shareholder (i) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board. The proxy holders will vote in their discretion on any other matters that properly come before the Annual Meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. However, if you hold shares beneficially in street name, the result will be different. If you do not return the voting instruction form, your broker may vote your shares in certain circumstances and on certain proposals. Generally, brokers may vote shares they hold for you in their own discretion on the proposals to ratify the selection of an independent registered public accounting firm, the amendment of our Articles of Association to increase the number of our authorized ordinary shares, and certain other routine matters, if you do not give them instructions on how to vote. Brokers may not, however, vote your shares in their discretion on the proposals to amend the Articles of Association to increase the number of directors constituting our Board, to elect Ms. Patir as a director of our Company and to approve her compensation, to approve the compensation of Messrs. Fierko, McEleney, and Schwieter, to approve the terms of Mr. Crump’s option grants, to approve the payment of a cash bonus to Mr. Reis, or to increase the coverage under our directors and officers liability insurance policy, and may only vote in accordance with instructions from the beneficial owners.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), those shares will be included in determining the presence of a quorum at the Annual Meeting, but are not considered “present” for the purposes of voting on non-discretionary matters. Such shares have no impact on the outcome of the voting on any proposal, except for Proposal 1, for which a broker non-vote or an abstention is effectively equivalent to a vote against the proposal, as it prevents us from achieving the required supermajority (constituting 75% of our outstanding voting power) for approval of the proposal.

What shares can I vote?

Our only class of stock outstanding is ordinary shares, nominal value of NIS 0.01 per share. Each ordinary share outstanding as of the close of business on the record date, May 20, 2013, is entitled to one vote on all items of business at the Annual Meeting. You may vote all ordinary shares you owned at that time, which may be (1) shares held directly in your name as the shareholder of record or (2) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. On the record date, there were 38,758,698 ordinary shares outstanding and entitled to vote. There were 92 shareholders of record and approximately 50,000 beneficial owners on the record date. The closing price of the ordinary shares on that date, as quoted on the NASDAQ Global Select Market, was $91.30.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Most shareholders hold their shares through a broker or other nominee rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. You may have stock certificates for those shares or they may be registered in book-entry form under the direct registration system. As the shareholder of record, you have the right to grant your voting proxy directly to our proxy holders or to vote in person at the Annual Meeting. We have enclosed a proxy card for your use.

Beneficial Owner. If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Annual Meeting.

As a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Annual Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

How can I vote my shares in person at the Annual Meeting?

Shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Annual Meeting. Shares held beneficially in street name may be voted on a ballot only if you bring a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instruction form as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you.

You may cast your vote by proxy as follows:

Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope. Beneficial owners may vote by completing, signing and dating the voting instruction forms provided by their brokers, trustees or nominees and mailing them in the enclosed pre-addressed envelope. Beneficial owners may also be able to utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the Internet, if so indicated on their voting instruction form.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com. In addition, we have filed a report on Form 6-K with the Securities and Exchange Commission (the “SEC”) that includes this proxy statement as an exhibit.

You can obtain the Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked, unless you vote again. You may also revoke your proxy at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Broadridge must receive any such revocation of proxy by 5:00 p.m., U.S. Eastern Time, on June 20, 2013, for it to be effective.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Annual Meeting and voting in person.

What happens if additional matters are presented at the Annual Meeting?

Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Mr. Shane Glenn and Ms. Susan Camuel, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with their best judgment.

Who will count the votes?

A representative of Continental Stock Transfer & Trust Company, our transfer agent, will act as the inspector of election to tabulate the votes cast at the Annual Meeting.

Who will pay the costs of soliciting votes for the Annual Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Annual Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We have also retained MacKenzie Partners, Inc., a professional proxy solicitation firm, to assist in the solicitation of proxies for the Annual Meeting for a fixed fee, plus a nominal fee per shareholder contact, reimbursement of reasonable out-of pocket expenses and indemnification against certain claims, liabilities, losses and expenses. In addition, we will reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Annual Meeting?

We expect to announce preliminary voting results at the Annual Meeting and publish final results in a report on Form 6-K to be filed with the SEC after our Annual Meeting. You can access that Form 6-K, and all of our other reports filed with the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

Is a list of shareholders entitled to vote at the Annual Meeting available?

The Companies Law does not require us to make a list of our shareholders available at or before a general meeting of shareholders. Therefore, no list of shareholders will be available at or before the Annual Meeting.

OTHER MATTERS

On April 13, 2012, under the name Objet Ltd., we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stratasys, Inc., a Delaware corporation, whose common stock was listed on the NASDAQ Global Select Market under the symbol “SSYS.” Under the terms of the Merger Agreement, Stratasys, Inc. agreed to merge (the “Merger”) with our indirect, wholly-owned subsidiary Oaktree Merger Inc., a Delaware corporation, and we agreed to issue to Stratasys, Inc. stockholders one ordinary share for each share of common stock of Stratasys, Inc. that they held at the effective time of the Merger. Immediately prior to the Merger, we changed our name to Stratasys Ltd. and took certain other actions that were conditions to the completion of the Merger. The Merger closed at the effective time of 12:01 a.m. U.S. Eastern time on December 1, 2012 (the “Effective Time”), and our ordinary shares began to trade on the NASDAQ Global Select Market on December 3, 2012, under the symbol “SSYS.” In connection with the issuance of our ordinary shares to holders of Stratasys, Inc. common stock, we filed a registration statement on Form F-4 (the “F-4 Registration Statement”) with the SEC, which was declared effective on August 8, 2012. The F-4 Registration Statement contains information regarding the Merger Agreement and the Merger, our Company, and Stratasys, Inc., including information about our officers and directors, our Articles of Association, and our business operations after the Merger.

In addition, on March 7, 2013, we filed our Annual Report on Form 20-F for 2012 (our “2012 Annual Report”) with the SEC. Our 2012 Annual Report includes our audited financial statements, certain pro forma and pro forma non-GAAP financial information for 2012 as well as additional information about our Company and our products and operations, our major shareholders, and our officers and directors.

You can access the F-4 Registration Statement and our 2012 Annual report at the SEC’s website at www.sec.gov. We urge you to read the F-4 Registration Statement and our 2012 Annual Report to obtain additional information regarding our Company and the Merger.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Annual Meeting, please read this Proxy Statement and promptly vote your shares by completing, signing, and dating your enclosed proxy or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 21, 2013

This proxy statement is available for viewing, printing
and downloading at www.stratasys.com.

You may also request a copy of the materials relating to our Annual Meeting, including this proxy statement and form of proxy for our Annual Meeting by contacting our Vice President of Investor
Relations by telephone at 952-294-3416 or by email at sglenn@stratasys.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of May 20, 2013, unless otherwise noted.

The number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and is not necessarily indicative of beneficial ownership for any other purpose. Information concerning shareholders other than our directors and executive officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of May 20, 2013. Ordinary shares that a person has a right to acquire within 60 days after the record date are deemed outstanding for purposes of computing the percentage ownership of that person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. We based our calculations of the percentage owned on 38,758,698 ordinary shares outstanding on May 20, 2013.

	Number of
	shares		Percentage of
	beneficially		outstanding
Name of Shareholder	owned		shares
Samson Capital, LLC (1)	4,267,647	(2)	11.01%
Roy J. Zuckerberg	4,831,887	(3)	12.47%
Elchanan Jaglom	4,793,485	(4)	12.37%
AGM Holding BV(5)	2,981,336	(6)	7.69%
Philippe J. Setton	2,728,518	(7)	7.04%
FMR LLC(8)	1,956,301	(9)	5.05%
All directors and executive officers as a group (11 persons)	6,549,556	(10)	16.90%

(1)	Samson Capital, LLC is a limited liability company organized under the laws of the State of Delaware. The outstanding membership interests of Samson Capital, LLC are held by Roy J. Zuckerberg (74.1% interest), Michael Jaglom (18.5% interest) and an entity holding membership interests for the benefit of Elchanan Jaglom and members of his family. Michael Jaglom and Elchanan Jaglom are cousins. Roy J. Zuckerberg and Elchanan Jaglom are the managing members of Samson Capital, LLC and, by virtue of such roles, may be deemed to possess shared power to direct the voting and disposition of, and thus shared beneficial ownership with respect to, the ordinary shares held by Samson Capital, LLC. Each of Roy J. Zuckerberg and Elchanan Jaglom disclaims beneficial ownership of the ordinary shares held by Samson Capital, LLC except to the extent of his pecuniary interest therein. Please see notes 3 and 4 below regarding arrangements concerning decisions as to voting and disposition of the ordinary shares held by this shareholder.

(2)	Represents shares beneficially owned as of February 14, 2013, as indicated on the statement of beneficial ownership on Schedule 13G filed jointly on February 14, 2013 by Samson Capital, LLC and Roy J. Zuckerberg. Samson Capital, LLC exercises sole voting power and sole dispositive power with respect to 4,267,647 shares. The percentage of shares is based on the number of shares outstanding as of January 18, 2013, as reported in our proxy statement dated January 28, 2013, and assumes no acquisition or disposition by Samson Capital, LLC since February 14, 2013.

(3)	Represents shares beneficially owned as of February 14, 2013, as indicated on the statement of beneficial ownership on Schedule 13G filed jointly on February 14, 2013 by Samson Capital, LLC and Roy J. Zuckerberg. Consists of 38,402 ordinary shares held by Zuckerberg Investment Partners, LP, 4,267,647 ordinary shares held by Samson Capital, LLC, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership (as disclosed in notes (3) and (4) above) and 525,838 ordinary shares held by Hancock LLC, a limited liability company organized under the laws of the State of California, with respect to which Roy J. Zuckerberg may be deemed to share beneficial ownership as a result of the Roy J. Zuckerberg Family Trust’s 43.8% ownership of the membership interests of Hancock LLC (as disclosed in note (9) below). Mr. Zuckerberg has reached an agreement with respect to 2,863,497 of the ordinary shares held by Samson Capital, LLC that he has the right to independently make decisions as to voting and disposition of those ordinary shares, without having to consult with any other person. The percentage of shares is based on the number of shares outstanding as of January 18, 2013, as reported in our proxy statement dated January 28, 2013, and assumes no acquisition or disposition by Roy J. Zuckerberg since February 14, 2013.

(4)	Represents shares beneficially owned as of February 14, 2013, as indicated on the statement of beneficial ownership on Schedule 13G filed on February 14, 2013 by Elchanan Jaglom. Consists of (i) the 4,267,647 ordinary shares held by Samson Capital, LLC, with respect to which Mr. Jaglom may be deemed to share beneficial ownership (as disclosed in note (1) above) and (ii) the 525,838 ordinary shares held by Hancock LLC, a California limited liability company of which 56.2% of the membership interests are held by a company of which Mr. Jaglom is a director. Mr. Jaglom has reached an agreement with respect to 1,404,150 of the ordinary shares held by Samson Capital, LLC that he has the right to independently make decisions as to voting and disposition of those ordinary shares, without having to consult with any other person. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by each of Samson Capital, LLC and Hancock LLC except to the extent of his pecuniary interest therein. Please also see note (7) below. The percentage of shares is based on the number of shares outstanding as of January 18, 2013, as reported in our proxy statement dated January 28, 2013, and assumes no acquisition or disposition by Elchanan Jaglom since February 14, 2013.

(5)	AGM Holding BV is a Dutch company.

(6)	Represents shares beneficially owned as of February 14, 2013, as indicated on the statement of beneficial ownership on Schedule 13G filed jointly on February 14, 2013 by AGM Holding BV and Manou van Moorsel. Consists of 1,121,850 ordinary shares held directly by AGM Holding BV and 1,859,486 ordinary shares held by Greenhill Highways LLC, a limited liability company organized under the laws of the State of Delaware and wholly-owned subsidiary of AGM Holding BV. The power to direct the voting and disposition of, and thus beneficial ownership with respect to, the ordinary shares held by AGM Holding BV, is possessed by Manou van Moorsel. Ms. van Moorsel possesses no pecuniary interest with respect to the ordinary shares held directly and indirectly by AGM Holding BV and, accordingly, disclaims beneficial ownership thereof. The outstanding ordinary shares held by AGM Holding BV are owned indirectly by an irrevocable, discretionary trust, as to which members of Elchanan Jaglom’s family, in addition to educational institutions, as beneficiaries of such trust, may be deemed to possess interests. Any such interests would be in an indeterminable number of ordinary shares owned indirectly by such trust. The percentage of shares is based on the number of shares outstanding as of January 18, 2013, as reported in our proxy statement dated January 28, 2013, and assumes no acquisition or disposition by AGM Holding BV since February 14, 2013.

(7)	Represents shares beneficially owned as of February 14, 2013, as indicated on the statement of beneficial ownership on Schedule 13G filed on February 14, 2013, by Philippe J. Setton. Consists of (i) 1,584,520 ordinary shares held by Tyres Tech LLC, or Tyres, and (ii) 1,143,998 ordinary shares held by Merto Holdings LLC, or Merto. Each of Tyres and Merto is a limited liability company organized under the laws of the State of Delaware. The power to direct the voting and disposition of, and thus beneficial ownership with respect to, the ordinary shares held by Tyres is controlled by Mr. Setton. Of the ordinary shares held by this entity, 1,222,076 are held for the benefit of Mr. Setton. The other 362,444 ordinary shares held by this entity are held for the benefit of a company of which Elchanan Jaglom is a director. Mr. Jaglom disclaims beneficial ownership of the ordinary shares held by Tyres except to the extent of his pecuniary interest therein. The power to direct the voting and disposition of, and thus beneficial ownership with respect to, the ordinary shares held by Merto is controlled by Mr. Setton. However, 33% of the outstanding membership interests of Merto are held for the benefit of Mr. Setton, with the balance of the outstanding membership interests of Merto being held by other persons/entities none of whom have an effective, indirect economic interest in ordinary shares amounting to 5%. The number listed above does not include 94,442 ordinary shares in which Mr. Setton may be deemed to have a beneficial interest through his 50% non-voting interest in another entity which holds less than 5% of our outstanding ordinary shares. Mr. Setton disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. The percentage of shares is based on the number of shares outstanding as of January 18, 2013, as reported in our proxy statement dated January 28, 2013, and assumes no acquisition or disposition by Philippe J. Setton since February 14, 2013.

(8)	FMR LLC is a limited liability company organized under the laws of the State of Delaware.

(9)	Represents shares beneficially owned as of December 31, 2012, as indicated on the statement of beneficial ownership on Schedule 13G filed on February 14, 2013, by FMR LLC on behalf of FMR LLC and Edward C. Johnson 3d. Consists of (i) 2,662,231 shares as to which Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner, (ii) 96,540 shares as to which Pyramis Global Advisors Trust Company, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner, and (iii) 2,758,771 shares as to which Edward C. Johnson 3d, who, together with members of his family, controls FMR LLC, is the beneficial owner. The percentage of shares is based on the number of shares outstanding as of December 31, 2012, and assumes no acquisition or disposition by FMR LLC since December 31, 2012.

(10)	Includes 1,364,639 shares issuable upon the exercise of stock options that are presentably exercisable or exercisable within 60 days after May 20, 2013.

PROPOSAL 1:

APPROVAL OF AN AMENDMENT TO
OUR ARTICLES OF ASSOCIATION TO
INCREASE THE NUMBER OF DIRECTORS TO TEN

Our Board has approved an Amendment of our Articles of Association to authorize us to increase the size of our Board from nine directors to ten directors.

If the Amendment is approved by our shareholders, the Amendment will become effective upon approval.

As described below, approval of this Proposal 1 requires approval by a supermajority constituting 75% of the voting power of our Company, and we therefore urge shareholders to submit their votes in favor of this proposal so that the supermajority can be achieved.

Current Board Composition

Article 74.1 of our Articles of Association (“Article 74.1”) provides that the number and identity of directors as in effect at the Effective Time of the Merger shall remain unchanged for the Initial Term ending December 1, 2014, provided that the term and the procedure for election of each External Director shall be as mandated by and subject to the Companies Law. Article 74.1 is subject, during the Initial Term, to the right of Class A directors to appoint a new person to fill a vacancy in the office of Class A director and the right of Class B directors to appoint a new person to fill a vacancy in the office of a Class B director.

From the Effective Time of the Merger to the current time, the composition of our Board has not changed, consisting of a total of nine directors, four Class A directors (which includes one Class A external director) and five Class B directors (which includes one Class B external director).

Requirement for and Purpose of the Amendment to Our Articles of Association

Compensation Committee and its Membership. Under a December 2012 amendment to the Companies Law (“Amendment 20”), the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders by September 13, 2013. We presently do not yet have a compensation committee.

Amendment 20 requires the compensation committee to consist of at least three (3) members, including all of our external directors, and a majority of its members must be “unaffiliated directors.” An “unaffiliated director” is defined under the Companies Law as either an external director or as a director who meets the following criteria:

  he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

  he or she has not served as a director of the company for a period exceeding nine consecutive years.

For the purpose of determining the term of a director’s service, a break of less than two years in service shall not be deemed to interrupt the continuation of the service.

In addition, the compensation committee may not include the chairman of the board or any director employed by or otherwise providing services to the company or to a controlling shareholder or any entity controlled by a controlling shareholder. Each compensation committee member who is not an external director must be a director whose compensation does not exceed the amounts being paid to the external directors.

Under Amendment 20, our Compensation Committee will be responsible for (a) recommending a compensation policy to our Board for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and the compensation of our office holders, as well as functions previously fulfilled by our executive committee and audit committee related to approval of the terms of engagement of office holders, including:

  recommending whether our compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

  recommending to the Board periodic updates to the compensation policy;

  assessing implementation of the compensation policy; and

  determining whether the compensation terms of our Chief Executive Officer need not be brought to the shareholders for approval.

Requirement for an Additional Director to Serve as a Member of the Compensation Committee. We presently do not have any directors, other than our two External Directors, who satisfy the requirements for membership on our compensation committee. Our Board has therefore concluded that we cannot have a compensation policy approved in compliance with Amendment 20 without adding a new director to our Board who also qualifies to serve on the compensation committee. The Board has therefore adopted a resolution to increase the size of the Board by adding an unclassified director who is neither a Class A nor a Class B Director and has nominated Ms. Patir for election as the unclassified director of our Company as described in Proposal 2 below.

Possible Effects of the Amendment and Failure to Approve It

As we indicated above, we are required to appoint a compensation committee, and the compensation committee is required to adopt a compensation policy and present it to our Board and shareholders by September 12, 2013. If our shareholders approve this amendment to our Articles of Association and also elect Ms. Patir as a director and approve the terms of her compensation pursuant to Proposal 2, we will appoint a compensation committee consisting of Ms. Patir and our two External Directors, Mr. Eyal Desheh and Mr. Victor Leventhal, and thereby comply with Amendment 20. However, if our shareholders do not approve this amendment, or do not elect Ms. Patir as a director and approve the terms of her compensation, we are unlikely to be able to satisfy the requirements for membership on our compensation committee, because none of our directors qualifies for service as the third member of the compensation committee.

We believe that all of our directors make valuable contributions to our Board and our Company and bring us diverse backgrounds and vast experience. We also believe that requiring any of our directors to resign would harm the composition of our Board and adversely affect our Company. Accordingly, we believe that expanding the composition of our Board to ten members and electing Ms. Patir as a director is the best manner for us to comply with Amendment 20, and therefore serves the best interests of our Company and our shareholders.

Voting in favor of this proposal will enable and empower our Company to form a duly constituted compensation committee, which is a precondition to our legal authority to approve a compensation policy as required by Amendment 20.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions:

RESOLVED, that Article 74 of the Stratasys Ltd. Articles of Association, as amended through June 21, 2013, be, and it hereby is, amended in its entirety to add a tenth, unclassified member of the Board who shall serve for a term ending at the next annual general meeting of our shareholders, as set forth in Appendix A to the Proxy Statement with respect to the Annual Meeting; and be it further

RESOLVED, that Article 77.2.1 of the Stratasys Ltd. Articles of Association, as amended through June 21, 2013, be, and it hereby is, amended in its entirety to read as set forth in Appendix A to the Proxy Statement with respect to the Annual Meeting, with conforming changes to account for the addition of the foregoing director.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the amendment to increase the size of our Board from nine to ten. Under Article 138 of our Articles of Association, the amendment of our Articles of Association to increase the size of our Board to include the tenth, unclassified director requires the approval of a supermajority constituting 75% of the voting power of our Company.

The Board unanimously recommends a vote FOR the foregoing resolutions increasing the number of our directors to ten by adding an unclassified director and making conforming changes to our Articles of Association.

PROPOSAL 2:

ELECTION OF MS. ZIVA PATIR TO SERVE
AS AN THE UNCLASSIFIED DIRECTOR
OF OUR COMPANY AND APPROVAL
OF THE TERMS OF HER COMPENSATION

Election of Director

As described in Proposal 1 above, Amendment 20 requires that a compensation committee of our Board be established and consist of at least three (3) members, consisting solely of our External Directors, as well as other members whose compensation may not exceed that of the External Directors. There is currently no other serving director on the board who would qualify to serve alongside the External Directors on the compensation committee.

Our compliance with the Companies Law’s requirements related to the compensation committee is critical to our ability to attract, recruit and retain executives who can serve us in achieving our business objectives, while complying with our legal requirements under Amendment 20. We therefore need to elect an additional director who can serve on the compensation committee to be formed, enabling us thereby to establish a compensation policy in accordance with Amendment 20.

Our Board has nominated Ms. Patir for election at the Annual Meeting as the unclassified director of Stratasys, contingent upon shareholder approval of Proposal 1 (the amendment of our Articles of Association to increase the number of directors to ten by adding an unclassified director). Under our Articles of Association, as amended, this new director, who is not an External Director, will serve as a director until the next annual general meeting of our shareholders, and until her successor is duly appointed by our Board or elected at a general meeting of shareholders, as the case may be, and is qualified or until her earlier resignation or removal pursuant to a resolution of shareholders approved at a general meeting or applicable law.

Subject to the approval of Proposal 1 and the election of Ms. Patir pursuant to this Proposal 2, following the Annual Meeting our Board will consist of four Class A directors, including one Class A External Director, five Class B directors, including one Class B External Director, and one unclassified director, Ms. Patir, who will also qualify as an unaffiliated director under the Companies Law.

Set forth below is certain information regarding Ms. Patir’s background and experience.

Ziva Patir, age 63, serves as the Vice President of Standards, Policy and Sustainability for Better Place, an infrastructure electrical vehicles company providing technology design and service for switchable battery cars, including operation of charging and smart grid, a position she has held since 2008. She is in charge of developing and proposing new global standards and manages its policy and sustainability programs. Ms. Patir also serves as a member of the Board of Lahav at Tel-Aviv University, the leading provider of executive education in Israel, a position she has held since 2003. From 2008 to 2010, she served as Chair of the Board of the Road Safety Authority (RSA) in Israel. From 1996 to 2008, Ms. Patir held the position of Director General of the Standard Institution of Israel (SII). From 1985 to 1996, Ms. Patir served as the Director of the Quality and Certification Division of SII and held various managerial positions in the Industry and Standardization Divisions from 1976 to 1985. From 2004 to 2008, Ms. Patir served as Vice President of the International Organization for Standardization (ISO), as well as chair of the Technical Management Board, leading overall management of ISO technical work. ISO is the world's largest developer and publisher of international standards. From 1998 to 2000, Ms. Patir was a member of the International Electrotechnical Commission Council Board. Ms. Patir is a Certified Quality Engineer and holds a B.Sc. in Chemistry from Tel-Aviv University and a M.Sc. in Chemistry/Polymer Science from the Weizmann Institute of Science.

Pursuant to the Companies Law, Ms. Patir has delivered to us a declaration that confirms that she complies with the requisite qualifications for serving as a director under the Companies Law and that she is not prohibited under the Companies Law from serving as a director of a public company, as well as confirmation by Ms. Patir that she meets the requirements of an “unaffiliated director”, as defined in the Companies Law.

Compensation

Under the Companies Law, all members of the compensation committee must receive compensation that does not exceed the compensation paid to the company’s external directors. Accordingly, we have agreed to pay Ms. Patir for her service as a director compensation equal to that of our two External Directors, Mr. Eyal Desheh and Mr. Victor Leventhal. Ms. Patir’s cash compensation will consist of an annual fee of NIS 97,500 and a per meeting fee of NIS 3,750, subject, however, to any limitations on total compensation amounts (annual plus per-meeting fees) payable to external directors that may apply under the Companies Law. As additional compensation, we have also agreed to grant her options to purchase our ordinary shares as described below.

In connection with, and prior to consummation of, the Merger, both our Board and our shareholders approved (i) a grant to Mr. Eyal Desheh of options to purchase 17,259 ordinary shares at an exercise price of $7.82 per share (after giving effect to a reverse split in the Merger) and (ii) a grant to Mr. Leventhal of options to purchase such number of ordinary shares, at an exercise price per share equal to the fair market value of the ordinary shares (as determined as of the date of the closing of the Merger, and in accordance with the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan (our “2012 Plan”)), as was equivalent in value under the Black-Scholes model to the options granted to Mr. Desheh. As a result, based upon a determination by an independent consultant, Mr. Leventhal received options to purchase 33,179 ordinary shares at an exercise price of $74.95 per share. Under Amendment 20, members of a compensation committee must be directors whose compensation does not exceed an amount that may be paid to an external director. Therefore, we have proposed that Ms. Patir receive a grant of options to purchase such number of ordinary shares, at an exercise price per share equal to the fair market value of the ordinary shares (as determined as of the date of this Annual Meeting, and in accordance with the 2012 Plan), as shall be equivalent in value under the Black-Scholes model to the options granted to Mr. Desheh and Mr. Leventhal as described above.

Our Board recommends that our shareholders approve the terms of the compensation of Ms. Patir, consisting of: (i) the annual cash fee, (ii) the per-meeting cash fee, and (iii) options having a the Black-Scholes value equal to the Black-Scholes value of options granted to our External Directors, as of the date of the Annual Meeting (the “Patir Compensation Package”).

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions:

RESOLVED, that subject to the approval of Proposal 1 (the amendment of our Articles of Association to increase the number of authorized members of our board of directors to ten (10)), Ms. Ziva Patir be, and hereby is, elected to serve as the unclassified director of Stratasys Ltd., effective from the date hereof, until the next annual general meeting of our shareholders, and until her successor is duly appointed by our Board or elected at a general meeting of shareholders, as the case may be, and duly qualified or until her earlier resignation or removal; and be it further

RESOLVED, that the Patir Compensation Package described in Proposal 2 of the Proxy Statement with respect to the Annual Meeting, be, and it hereby is, ratified, confirmed and approved in all respects.

Required Vote

       Shareholders may vote for or against, or may abstain from voting, in connection with the election of Ms. Patir and the approval of her compensation. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 2. Furthermore, under the Companies Law, the approval of this Proposal 2 (specifically, the terms of Ms. Patir's compensation) requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders (that is, shareholders who lack an interest in the approval of the compensation of Ms. Patir) who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders (as described in clause (i) above) does not exceed 2% of all of the voting power in our Company.

       Each shareholder voting at the Annual Meeting or submitting the accompanying proxy card with respect to Proposal 2 (whether voting “FOR” or “AGAINST”) will be deemed to be confirming that he, she or it is not a “controlling shareholder” and that he, she or it does not possess a “personal interest” (in each case, as defined in the Companies Law and described above) (other than a personal interest not deriving from a relationship with a controlling shareholder), in the approval of the terms of compensation of Ms. Patir If you believe that you are a controlling shareholder or possess such a personal interest, you are requested to not complete a proxy card and to instead contact Shane Glenn, our Vice President of Investor Relations, at 952-294-3416 or sglenn@stratasys.com for instructions as to how to submit your proxy with respect to this Proposal 2.

As described above, the election of Ms. Patir will enable us to comply with the requirements of Amendment 20 related to the compensation committee and compensation policy, which is critical to our ability to attract, recruit and retain executives who can serve us in achieving our business objectives.

The Board therefore recommends a vote FOR the foregoing resolutions electing Ms. Patir as a director and approving the Patir Compensation Package.

PROPOSAL 3:

APPROVAL OF THE TERMS OF COMPENSATION OF
MR. EDWARD J. FIERKO, MR. JOHN J. McELENEY AND MR. CLIFFORD H. SCHWIETER
AS DIRECTORS OF OUR COMPANY

Compensation of Directors

Under the Companies Law and the charters of our executive committee and audit committee, the terms of compensation of our directors must be approved by our executive committee, our audit committee, our Board, and our shareholders, in that order.

Mr. Edward J. Fierko, Mr. John J. McEleney, and Mr. Clifford H. Schwieter were each elected at a meeting of Objet shareholders held on September 16, 2012 to serve as directors effective as of the closing of the Merger, which became effective on December 1, 2012. Each of Messrs. Fierko, McEleney and Schwieter was a director of Stratasys, Inc. prior to the Merger, and their compensation approved by the Objet shareholders was the same as the compensation they had previously received as directors of Stratasys, Inc.

In light of the Merger and the fact that we are now a larger, more complex and multinational business organization, the executive committee of our Board engaged Keystone Compensation Group LLC, an independent consulting firm, to conduct a survey to determine the range of compensation for directors of companies comparable to Stratasys. The compensation study indicated that the overall direct compensation (after considering both cash compensation and total stock award value) for Messrs. Fierko, McEleney and Schwieter relative to directors of our peer companies is relatively high, whereas cash compensation for Messrs. Fierko, McEleney and Schwieter is relatively low. Based in part on the recommendations of the study and after review of our proposed compensation plan by the independent consulting firm, while taking into account our newly combined company’s significant growth in size and value in respect of which these directors have actively contributed and our Company’s greater complexity, including on becoming a multinational company (which requires among other things generally greater time commitments and additional compliance matters on the part of our directors), our Board, pursuant to approval by its committees, approved the following terms of compensation for each of Messrs. Fierko, McEleney and Schwieter (without their having participated in the related Board and committee meetings) (the “Directors’ Compensation Package”):

  an annual fee of $50,000 for service on our Board and an annual fee of $2,500 for service on each Board committee, effective upon approval of the Directors’ Compensation Package;

  a per meeting fee of $1,500 for each meeting of the Board or any Board committee at which such director physically attends, and a fee of $250 per meeting for each meeting attended via telephone or video link; and

  a grant of options to purchase 22,000 ordinary shares. Such options will:
  be granted as of the date of the Annual Meeting;

  become vested and exercisable with respect to 25% of the underlying shares on the first anniversary of the date of grant and thereafter at the end of each quarter during which he shall have served as a director of Stratasys;

  have an exercise price per share equal to the closing price of our ordinary shares on the date of grant;

  have a term expiring ten years from the date of grant, unless earlier terminated in accordance with our 2012 Plan; and

  otherwise be subject to the terms of our 2012 Plan.

We have also entered into indemnification agreements with Messrs. Fierko, McEleney and Schwieter, in identical form to the indemnification agreements entered into with all other directors of Stratasys, pursuant to the approval provided by Objet’s shareholders prior to the Merger. The indemnification agreements provide each of Messrs. Fierko, McEleney and Schwieter with the maximum indemnification permitted under applicable law and exculpates and releases him, to the fullest extent permitted by law, from any liability to Stratasys related to any breach by him of his duty of care. Given the prior shareholder approval of these agreements, no further shareholder approval thereof is required at the Annual Meeting.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions:

RESOLVED, that Directors’ Compensation Package for each of Mr. Edward J. Fierko, Mr. John J. McEleney and Mr. Clifford H. Schwieter, all upon the terms described in Proposal 3 of the Proxy Statement with respect to the Annual Meeting, be, and the same hereby are, approved.

Required Vote

As described above, the approval of the Directors’ Compensation Package for Messrs. Fierko, McEleney and Schwieter requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders (that is, shareholders who lack an interest in the payment of the foregoing compensation to those directors), who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

Each shareholder voting at the Annual Meeting or submitting the accompanying proxy card with respect to Proposal 3 (whether voting “FOR” or “AGAINST”) will be deemed to be confirming that he, she or it is not a “controlling shareholder” and that he, she or it does not have a “personal interest” (in each case, as defined in the Companies Law and described above) (other than a personal interest not deriving from a relationship with a controlling shareholder), in the approval of the Directors’ Compensation Package for Messrs. Fierko, McEleney and Schwieter as directors of Stratasys.

If you believe that you are a controlling shareholder or have such a personal interest, you are requested to not complete a proxy card and to instead contact Shane Glenn, our Vice President of Investor Relations, at 952-294-3416 or sglenn@stratasys.com for instructions as to how to submit your proxy with respect to this Proposal 3.

The Board unanimously recommends a vote FOR the foregoing resolution approving the Directors’ Compensation Package for each of Messrs. Fierko, McEleney and Schwieter.

PROPOSAL 4:

APPROVAL OF THE TERMS OF GRANTS OF OPTIONS
TO PURCHASE 100,000 ORDINARY SHARES TO
S. SCOTT CRUMP, OUR CHAIRMAN AND CHIEF INNOVATION OFFICER,
ON AN ANNUAL BASIS

Mr. S. Scott Crump presently serves as our Chairman and Chief Innovation Officer and, as such, does not receive any cash compensation for his services as a director of Stratasys. Accordingly, his cash compensation with respect to his services as our Chief Innovation Officer, which was approved by the shareholders of Objet at their September 16, 2012 meeting, will continue to consist of an annual gross salary of $255,198 and a bonus target of $172,540. Mr. Crump is a founder of Stratasys, Inc. and the inventor of our Fused Deposition Modeling (FDM) technology. He has been engaged in the field of 3D printing, including rapid prototyping and additive manufacturing, since 1989 and has vast knowledge of and experience in our industry. Our Board believes that he is an integral part of our management team and that we should provide him with additional incentives to remain with us on a long-term basis.

To this end, our executive committee engaged Semler Brossy, Consulting Group LLC, an independent consulting firm, to conduct a survey to determine the range of compensation for industry leaders serving as executive chairmen who also perform duties as chief innovation officers for companies comparable to Stratasys. As there are few directly comparable executives, Semler Brossy recommended that the executive committee compare Mr. Crump to chief executive officers of other similarly sized companies to reflect the scope of his role and impact on our Company. The compensation study indicated that the compensation for Mr. Crump (in cash and equity), as well as his ownership stake in our Company, were each in the bottom quartile for chief executive officers of companies comparable to ours. The study recommended a grant of options to Mr. Crump that would raise his equity stake in our Company by 1%, of our outstanding share capital (on a non-fully diluted basis), which would bring his total ownership exposure to only 1.88% of our Company's outstanding share capital, which is still considered low relative to other founders and CEOs, but which would have a substantial accounting value. Based on the compensation study, our Board (without the participation of Mr. Crump), after the approval of its executive and audit committees, approved an option grant program for Mr. Crump that shall be subject to the following terms (the “CIO Equity Grant”):

  Mr. Crump shall receive a grant of options to purchase 100,000 ordinary shares as of the date of the Annual Meeting, and shall be entitled to receive additional grants of options to purchase 100,000 ordinary shares per grant upon each anniversary of the date of the Annual Meeting, provided that he then continues to be employed as our Chief Innovation Officer as of such anniversary, up to a total of four grants of options to purchase 100,000 ordinary shares (which includes the initial grant as of the date of the Annual Meeting);

  each option grant shall vest and become exercisable with respect to 25% of the underlying shares on the first anniversary of the date of grant and with respect to an additional 6.25% of the underlying shares at the end of each quarter as of which Mr. Crump continues to be employed as our Chief Innovation Officer (determined as of quarter-end);

  each option shall have an exercise price per share equal to the market closing price of our ordinary shares on the relevant grant date;

  each option shall have a term expiring ten years from the relevant date of grant, unless earlier terminated in accordance with our 2012 Plan; and

  each option shall otherwise be subject to the terms of our 2012 Plan.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the terms of CIO Equity Grant, as described in Proposal 4 of the Proxy Statement with respect to the Annual Meeting, be, and the same hereby are, approved.

Required Vote

As described above, the approval of the terms of the CIO Equity Grant requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

Each shareholder voting at the Annual Meeting or submitting the accompanying proxy card with respect to Proposal 4 (whether voting “FOR” or “AGAINST”) will be deemed to be confirming that he, she or it is not a “controlling shareholder” and that he, she or it does not have a “personal interest” (in each case, as defined in the Companies Law and described above) (other than a personal interest not deriving from a relationship with a controlling shareholder), in the approval of the terms of the CIO Equity Grant.

If you believe that you are a controlling shareholder or have such a personal interest, you are requested to not complete a proxy card and to instead contact Shane Glenn, our Vice President of Investor Relations, at 952-294-3416 or sglenn@stratasys.com for instructions as to how to submit your proxy with respect to this Proposal 4.

The Board unanimously recommends a vote FOR the foregoing resolution approving the terms of the CIO Equity Grant.

PROPOSAL 5:

APPROVAL OF A CASH BONUS TO BE PAID TO MR. DAVID REIS, OUR CHIEF EXECUTIVE
OFFICER, IN RESPECT OF HIS PERFORMANCE FOR THE YEAR ENDED DECEMBER 31, 2012, AS
DETERMINED BY THE BOARD PURSUANT TO ITS DISCRETIONARY AUTHORITY UNDER HIS
EXISTING EMPLOYMENT AGREEMENT

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee (or other board committees exercising such function until appointment of the compensation committee), the board of directors and the shareholders meeting. Under his employment agreement with our Company, which was approved by our shareholders prior to the Merger, Mr. Reis is entitled to a gross monthly salary of NIS 115,000 (approximately $30,806), as well as Company contributions equivalent to 5%, 8.33%, 2.5%, and 7.5% of his gross monthly salary towards certain pension, severance, disability and tax-advantaged savings funds.

Mr. Reis’ existing employment agreement also provides that our Board is authorized, at its discretion, to determine the amount (if any) of Mr. Reis’ bonus on an annual basis, based on our achievement of specific goals set by the Board. In recognition of Mr. Reis’ significant contribution to our Company as its chief executive officer, each of the relevant committees of our Board, followed by our Board, has approved, subject to the approval of our shareholders at this Annual Meeting, a cash bonus to be paid to Mr. Reis in the amount of NIS 460,000 (approximately $127,000) in respect of his performance for the year ended December 31, 2012, as determined by the Board pursuant to its discretionary authority under Mr. Reis’ existing employment agreement (the “CEO Bonus”).

Each of the relevant committees of our Board and the Board itself has, in turn, approved the CEO Bonus, believing it is both an appropriate and reasonable discretionary bonus in respect of our performance in 2012 and well within market standards.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the CEO Bonus, as described in Proposal 5 of the Proxy Statement with respect to the Annual Meeting, be, and the same hereby is, approved.

Required Vote

As described above, the approval of the CEO Bonus requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

Each shareholder voting at the Annual Meeting or submitting the accompanying proxy card with respect to Proposal 5 (whether voting “FOR” or “AGAINST”) will be deemed to be confirming that he, she or it is not a “controlling shareholder” and that he, she or it does not have a “personal interest” (in each case, as defined in the Companies Law and described above) (other than a personal interest not deriving from a relationship with a controlling shareholder), in the approval of the terms of the CEO Bonus as described above.

If you believe that you are a controlling shareholder or have such a personal interest, you are requested to not complete a proxy card and to instead contact Shane Glenn, our Vice President of Investor Relations, at 952-294-3416 or sglenn@stratasys.com for instructions as to how to submit your proxy with respect to this Proposal 5.

The Board unanimously recommends a vote FOR the foregoing resolution approving the CEO Bonus.

PROPOSAL 6:

APPROVAL OF AN INCREASE IN OUR DIRECTORS AND
OFFICERS LIABILITY INSURANCE COVERAGE

Pursuant to allowances to do so under the Companies Law and our Articles of Association, we carry directors and officers (D&O) liability insurance coverage, which coverage was approved by our shareholders prior to the Merger. Following the Merger, relevant committees of our Board and the Board itself reviewed our D&O liability insurance coverage and compared it to that maintained by comparable publicly traded companies. On the basis of that comparison, the relevant committees of the Board and the Board itself believe it is appropriate and reasonable given our Company's market capitalization to increase our D&O liability insurance coverage, and therefore approved such an increase. Under the approved increase, the general maximum coverage will be increased from $30 million to $60 million and an A-Side D&O policy, which covers directors and officers against non-indemnifiable claims to the extent permitted by law and our Articles of Association, will be added, with maximum coverage of $15 million in respect thereof.

The relevant committees of the Board and the Board itself believe that it is in the Company’s best interests to provide our directors and officers liability insurance coverage to enable us to attract and retain highly qualified directors and officers from time to time. Directors and officers are being increasingly subjected to expensive and time-consuming litigation relating to, among other things, matters that traditionally would have been brought only against the company itself. This has made highly competent persons more reluctant to serve as directors or officers unless they are provided with adequate protection through insurance against inordinate risks of claims and actions against them arising out of their activities on behalf of the company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that the increase in the coverage under Stratasys Ltd. directors and officers liability insurance policy to aggregate maximum coverage of $60 million and an additional $15 million for A-Side coverage for directors and officers, as described in Proposal 6 of the Proxy Statement with respect to the Annual Meeting, be, and the same hereby is, approved.

Required Vote

As described above, the approval of the increase in the coverage under our directors and officers liability insurance policy to aggregate maximum coverage of $60 million and an additional $15 million for A-Side coverage for directors and officers, requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

Each shareholder voting at the Annual Meeting or submitting the accompanying proxy card with respect to Proposal 6 (whether voting “FOR” or “AGAINST”) will be deemed to be confirming that he, she or it is not a “controlling shareholder” and that he, she or it does not have a “personal interest” (in each case, as defined in the Companies Law and described above) (other than a personal interest not deriving from a relationship with a controlling shareholder), in the approval of the increase in the coverage under our directors and officers liability insurance policy to aggregate maximum coverage of $60 million and an additional $15 million for Side A coverage for directors and officers.

If you believe that you are a controlling shareholder or have such a personal interest, you are requested to not complete a proxy card and to instead contact Shane Glenn, our Vice President of Investor Relations, at 952-294-3416 or sglenn@stratasys.com for instructions as to how to submit your proxy with respect to this Proposal 6.

PROPOSAL 7:

THE APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION
TO INCREASE THE NUMBER OF ORDINARY SHARES THAT
WE ARE AUTHORIZED TO ISSUE TO 180 MILLION AND INCREASE
OUR AUTHORIZED SHARE CAPITAL TO NIS 1,800,000

Our Board has approved an amendment to our Articles of Association to authorize us to issue an additional 120 million ordinary shares, which would increase the number of ordinary shares that we are authorized to issue to 180 million ordinary shares. In order to enable the authorization of the 120 million additional ordinary shares, we are also required to increase our authorized share capital correspondingly from NIS 600,000 to NIS 1,800,000.

The text of the proposed amendment is annexed to this proxy statement as Appendix B.

If the amendment is approved by our shareholders, it will become effective upon approval.

Purpose of the Amendment

We are presently authorized to issue 60,000,000 ordinary shares. As of May 20, 2013, of the 60,000,000 ordinary shares authorized, 38,758,698 ordinary shares were issued and outstanding, and 6,649,221 ordinary shares were reserved for issuance under our 2012 Plan and our Amended and Restated 2004 Omnibus Stock Option and Restricted Stock Incentive Plan and under the Stratasys, Inc. options that we assumed in connection with the Merger.

The 120 million additional ordinary shares to be authorized would provide needed flexibility for future financial and capital requirements so that we can take proper advantage of propitious market conditions and pursue possible business acquisitions and other business opportunities. Additional ordinary shares would also be available to us for stock dividends or splits should our Board decide that it would be desirable, in light of market conditions then prevailing, to broaden the public ownership of, and to enhance the market for, our ordinary shares. The additional shares would be available for issuance for these and other purposes, subject to the laws of Israel and NASDAQ rules, at the discretion of our Board without, in most cases, the delays and expenses attendant to obtaining further shareholder approval. To the extent required by Israeli law or NASDAQ rules, shareholder approval will be solicited in the event ordinary shares are to be issued in connection with a merger.

Possible Effects of the Amendment

Upon issuance, the additional ordinary shares authorized would have rights identical to the currently outstanding ordinary shares. Adoption of the amendment to our Articles of Association would not have any immediate dilutive effect on the proportionate voting power or other rights of existing shareholders. A stock split, should it be effected, would reduce our earnings per share, but would not affect voting rights of current shareholders, as each shareholder would continue to hold the same percentage interest in Stratasys.

Although our Board does not consider the proposed amendment to our Articles of Association to be an antitakeover proposal, the ability to issue additional ordinary shares could also be used to discourage hostile takeover attempts of Stratasys. Among other things, the additional shares could be privately placed, thereby diluting the stock ownership of persons seeking to obtain control of Stratasys, or the Board could adopt a shareholders’ rights plan that would provide for the issuance of additional ordinary shares in the event of certain purchases not approved by the Board.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution:

RESOLVED, that Article 6 of the Stratasys Ltd. Articles of Association, as amended through June 21, 2013, be, and it hereby is, amended to increase the number of authorized ordinary shares, and the authorized share capital, of the Company, as set forth in Appendix B to the Proxy Statement with respect to the Annual Meeting.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with amendment to our Articles of Association to increase the number of authorized ordinary shares from 60,000,000 to 180 million and to correspondingly increase the authorized share capital of the Company from NIS 600,000 to NIS 1,800,000. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 7.

The Board of Directors recommends a vote FOR the foregoing resolution increasing the authorized number of ordinary shares and authorized share capital of our Company.

PROPOSAL 8:

APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF OUR BOARD TO FIX
THEIR REMUNERATION

At the Annual Meeting, and upon the recommendation of our audit committee and Board, our shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited (the “Auditors”), to continue to serve as our independent auditors for the year ending December 31, 2013 and until the next annual general meeting of shareholders, and to authorize our Board, upon recommendation of the audit committee, to fix their remuneration. The Auditors have no relationship to us or with any of our affiliates, except as auditors.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution:

RESOLVED, that the Auditors be appointed as the independent auditors of the Company for the year ending December 31, 2013 and until the Company’s next annual general meeting of shareholders, and that the Board, upon recommendation of the audit committee of the Board, be authorized to fix their remuneration.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the appointment of the Auditors as our independent auditors and authorization of our Board, upon recommendation of the audit committee of the Board, to fix their remuneration. The affirmative vote of holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is necessary for the approval of Proposal 8.

The Board recommends that the shareholders vote FOR approval of the foregoing resolution appointing the Auditors as our independent auditors for the year ending December 31, 2013.

CONSIDERATION OF FINANCIAL STATEMENTS

A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2012 are included in our Annual Report on Form 20-F, which we filed with the SEC on March 7, 2013. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Annual Meeting. This discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

Our Registration Statement on Form F-4, which was declared effective by the SEC on August 8, 2012, and our 2012 Annual Report, which was filed with the SEC on March 7, 2013, are available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on May 15, 2013, we issued a press release and furnished a related report on Form 6-K giving notice of the Annual Meeting. Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

Eden Prairie, Minnesota
May 24, 2013

APPENDIX A

TEXT OF AMENDMENTS TO STRATASYS LTD. ARTICLES OF ASSOCIATION PURSUANT TO
PROPOSAL 1 AT THE 2013 ANNUAL MEETING

Article 74 shall be amended and restated in its entirety to read as follows:

       74.1 Subject to the appointment of persons to fill vacancies pursuant to Article 77, and except for the election of a tenth director (who shall be neither a Class A Director nor a Class B Director) at the annual General Meetings of the Company held in the years 2013 and 2014, as provided in Article 74.3 , the number and identity of directors as in effect at the Effective Time shall remain unchanged for the Initial Term, provided, however, that the term and the procedure for election of each External Director shall be as mandated by and subject to the Companies Law.

              74.2 Unless the annual General Meeting to be first held in the year 2014 is to be held after the second anniversary of the Effective Time of the Merger, the Company shall convene a General Meeting within 60 days of such second anniversary, and in connection with either such meeting, the Board of Directors of the Company shall resolve by a majority vote, which majority shall include the affirmative vote of at least two Class A Directors and two Class B Directors (other than, for the sake of clarity, the Class A External Director and the Class B External Director), the names of between seven (7) and eleven (11) persons to be proposed to the shareholders of the Company for election as directors of the Company at such meeting to serve until the next annual General Meeting.

              74.3 In addition to the nine (9) directors serving as of the Effective Time, a tenth director, who shall be neither a Class A Director nor a Class B Director shall be recommended by the Executive Committee and nominated by the Board of Directors for election by the shareholders at the annual General Meetings to be held in the years 2013 and 2014.

              74.4 This Article 74 may be amended only by the vote of all members of the Board of Directors then in office less one and the vote of the shareholders as provided in Article 138.

Article 77.2.1 shall be amended and restated in its entirety to read as follows:

77.2.1.	Until the end of the Initial Term, (i) if the office of one or more of the Class A Directors should be vacated, the remaining Class A Directors (other than, for the sake of clarity, the Class A External Director) shall appoint additional director(s), so that the number of the Class A Directors shall be four (4), provided, that, that with respect to the External Director nominated by Objet under the Merger Agreement (or his or her successor), all other requirements under the Law with respect to the appointment, vacation of office and the removal of External Directors have been met; (ii) if the office of one or more of the Class B Directors should be vacated, the remaining Class B Directors (other than, for the sake of clarity, the Class B External Director) shall appoint additional director(s), so that the number of the Class B Directors shall be five (5); provided, that, that with respect to the External Director nominated by Stratasys under the Merger Agreement (or his or her successor), all other requirements under the Law with respect to the appointment, vacation of office and the removal of External Directors have been met; and provided, further, that such nomination shall be subject to the prior approval of all of the Class A Directors other than, for the sake of clarity, the Class A External Director; and (iii) if the office of the tenth, unclassified director elected at the annual General Meetings held in the years 2013 and 2014 should be vacated, the remaining directors, voting together, shall appoint a replacement director who has been nominated by the Executive Committee.

Following the end of the Initial Term, if the office of a member of the Board of Directors should be vacated, the remaining members of the Board of Directors shall be entitled to act for all purposes for a term of office equivalent to the remaining period of the term of office of the director whose office has been vacated, for as long as their number does not fall below the minimum, for the time being, specified for the directors, as prescribed in Article 75.1 above. Should their number fall below the aforesaid minimum, the directors shall not be entitled to act, except for the appointment of additional directors, or for the purpose of calling a General Meeting for the appointment of additional directors, or for the purpose of calling a General Meeting for the appointment of a new Board of Directors. Notwithstanding the foregoing, the office of an External Director shall be vacated only in accordance with the provisions for the vacation of office and the removal of External Directors under the Law.

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APPENDIX B

TEXT OF AMENDMENT TO STRATASYS LTD. ARTICLES OF ASSOCIATION PURSUANT TO
PROPOSAL 7 AT THE 2013 ANNUAL MEETING

Article 6 shall be amended and restated in its entirety to read as follows:

       6. The share capital of the Company consists of NIS 1,800,000 divided into 180,000,000 Ordinary Shares, of a nominal value of NIS 0.01 each (the “Ordinary Shares”). The powers, preferences, rights, restrictions, and other matters relating to the Ordinary Shares are as set forth in the Articles.

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